
October 2021
HEARTFOODS
COMMUNITY FARMS
Transforming Our Food System
Locally grown foods that are good for your heart.

Objective

HeartFoods Community Farms

Fresh organic foods grown year-round using recycled nutrients, carbon, water and energy from local food wastes.



HEARTFOODS™

Problem

Short Video Link:
WHY DO WE NEED TO CHANGE OUR FOOD SYSTEM?

Current Global Food Supply Chain Creates Food Waste

Global Food System


Production
Processing
Distribution
Consumption

1/3 of food is wasted


FOOD WASTE
COLLECTION

Must be Transformed

Farm to Fork Economy

100% of HeartFoods products are sourced and sold within the HeartFoods community.

HEARTFOODS™ Food System

Current Global Food System



Farm Income
Supply Chain Income
27%
73%
(No income to the farm)

$ Linear Money Flow $



"In-House" Community Farm Production
100%
"In-House" Community Farm Sales

Eliminates Supply Chain
****
Direct Sales to Customers
****
Local Food and Jobs

$ Circular Economy $

Net Zero Design



Net-Zero Energy
Net-Zero Waste
FRESH FOOD
FOOD WASTE
ENERGY NUTRIENTS CARBON WATER
CO_2
Net-Zero Carbon
Net-Zero Water

Closed-Loop Design

Energy + Nutrients + CO_2 + Water

Unique Advantages

- ✓ Agritech & Cleantech Precedent
- ✓ Proven Sustainable Technologies
- ✓ Whole Systems / Integrated Design
- ✓ Provides Local Food Security and Jobs
- ✓ Food Transport Cost Avoidance
- ✓ Proprietary Organic Fertilizers
- ✓ Year-Round Food Freshness & Quality
- ✓ Carbon Capture & Sequestration
- ✓ Replicable Worldwide Locations
- ✓ Stimulate Local "Circular" Economies


Food Waste Collection
Food Waste Processing
Closed Loop Food System
Food Production
Consumption

HEARTFOODS™

Plant-Based Organic Foods



Barramundi (Sea Bass)



Tilapia



Shrimp











Greenhouse & Vertical Food Production

Hydroponics & Aeroponics

*** **Vegetables, Greens, Herbs, Spirulina and Berries** ***

Recirculating Aquaculture

Fresh Organic Fish & Shrimp

*** **Fed with plant-based aquaculture feeds** ***

Food Distribution



Tomatoes
Peppers
Cucumbers
Greens
Herbs
Spirulina
Duckweed
Berries
Shrimp
Barramundi

And more…

Distribute Food To Consumers

HEARTFOODS®
Community Farm

Prepare Food For Distribution

Grocery/ Retail



Restaurants, Hospitals & Schools



Commercial Kitchen & Cafe



Food Trucks



Home Delivery Services



Food Waste Collection



Grocery /Retail



Restaurants, Hospitals & Schools



Commercial Kitchen & Cafe



Food Trucks



Home Delivery Services

Collect Food Waste

HEARTFOODS®
Community Farm

Convert Food Waste To Fertilizer

- Tomatoes
- Peppers
- Cucumbers
- Greens
- Herbs
- Spirulina
- Duckweed
- Berries
- Shrimp
- Barramundi

And more…



HEARTFOODS™

Community Farm "Plug & Play"



Community Farm Example Campus



HeartFoods Management Team



Mark Buehrer

CEO
Founder & Director



Jessie Buehrer

CFO
Founder & Guardian



Karl Thomas

Business Development
Facilities Operations



Noramae Munster

Nourishment Champion
Culinary Creator

HEARTFOODS™